Exhibit A

Ceragon Provides High-Capacity Wireless Backhaul Solutions to
Globacom Nigeria

Leading Nigerian operator will utilize Ceragon FibeAir IP-10 to deliver value added s ervices to Nigerian enterprise customers

Paramus, New Jersey, September 28, 2010 - Ceragon Networks Ltd. (NASDAQ: CRNT), the provider of high-capacity, 4G/LTE-Ready wireless backhaul networks, announced today that Globacom Nigeria (Glo) will utilize Ceragon’s advanced FibeAir IP-10 solution for backhauling voice and data services as part of its broadband access solutions portfolio for enterprise users. Glo, a leading African telecom operator, will also benefit from Ceragon’s comprehensive management software and installation services.

     Glo offers a variety of services including mobile broadband access, voice/data access to business and more. The company has over 25 million subscribers in Nigeria and owns network assets in other African markets including Benin, Ghana, Ivory Coast, Senegal and Gambia.

“Our customers rely on us to deliver reliable, value-add voice and data applications,” said Mohammed Jameel, COO of Globacom. “By using Ceragon’s backhaul solutions, we can ensure a constant, high-quality transmission and high capacity services.”

Ceragon’s solutions allow for a simple and cost efficient migration path to all-IP, high-capacity wireless backhaul networks. The company’s cutting edge FibeAir IP-10 solutions coupled with high-transmit power radio frequency units (RFUs) enable higher capacities at any link budget, improving access, aggregation and backbone/long-haul transport applications. Ceragon has also recently launched an energy-efficient RFU which implements adaptive power technology to increase link length and capacity while reducing the overall system power consumption.

“Nigeria is one of the world’s most important markets for broadband services and is currently ranked as the largest online market in Africa.” said Ira Palti, President and Chief Executive Officer of Ceragon. “Our technology makes wireless broadband applications accessible and more affordable by providing high quality radio transmission. Furthermore our professional services offering and 24/7 support matches the needs of operators such as Glo. Ceragon is committed to increasing our footprint in Africa, and Nigeria in particular, working with industry leaders in this expanding market.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com